RENAISSANCE OIL ANNOUNCES BOARD CHANGES AND STOCK OPTION GRANT

January 15, 2016 – Vancouver, BC – Renaissance Oil Corp. (the “Company” or “Renaissance”) (TSX-V: ROE) is pleased to announce the appointment of Vadim Jivov to the Board.  Mr. Jivov has had a long successful carrier in private business as well as in senior positions in public companies and large corporations. During his career he has successfully started and subsequently sold a number of businesses globally including in Canada, the United States, Eastern Europe and throughout the CIS.

Vadim has worked extensively to build resource oriented businesses in emerging markets including in Namibia, Tanzania, Kazakhstan, Mongolia and Uzbekistan. Over the last 10 years Mr. Jivov has held a number of Executive and Board positions in the mining and energy space and completed a number of large M&A and capital markets transactions. Between 2009 and 2014 Mr. Jivov served as President and Board Member of Uranium One Inc.

Mr. Jivov will replace Mr. Chris Dyakowski who resigned from the Board on January 15, 2016. The Company wishes to thank Mr. Dyakowski for his support during the formative years of the Company and wishes him well in his future endeavors.

Pursuant to the Company’s stock option plan, the Board of Renaissance has granted 1,000,000 incentive stock options to Mr. Jivov exercisable at $0.27 for a period of ten years, subject to regulatory approval.

RENAISSANCE OIL CORP.

Per:

Craig Steinke

Chief Executive Officer

For further information contact:

Craig Steinke, Chief Executive Officer

Tel: 604-536-3637

Kevin J. Smith, Vice President, Business Development

Tel: 403-200-9047

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